General



See
                    Prospectus




                   Blockchain-based shares; no investment in cryptocurrencies operational
 Blockchain-Based Shares,"
                                                Performance




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      Fund Details



Blockchain-Based Shares
                                            Blockchain
Regulation   Operations and Technology




                                     See
                   Statement of Additional Information



               fundamental investment policy




and/or engaging in direct corporate loans in accordance with its investment goals and policies fundamental investment policy

  securities of other investment companies